UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filings checked above, identify the Item(s) to which the notification relates.

PART I — REGISTRANT INFORMATION

FORMULA SYSTEMS (1985) LTD.

Full name of Registrant:

N/A

Former name if applicable

Terminal Center, 1 Yahadut Canada Street

Address of Principal Executive Office (Street and Number)

Or Yehuda 6037501, Israel

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Formula Systems (1985) Ltd. (“Formula”) is the parent company and affiliate of a few companies— Matrix IT Ltd., Michpal Technologies Ltd., and TSG Advanced IT Systems, Ltd.— whose securities are publicly traded on the Tel Aviv Stock Exchange and which therefore independently prepare and file publicly their annual consolidated financial statements. In order to prepare and finalize its own consolidated financial statements, Formula needs to first review and compile final financial information received from those subsidiaries and affiliate company, which requires waiting for that information to be made available to Formula.

Given the reliance of Formula on the final consolidated financial statements of Formula’s subsidiaries and affiliate companies for purposes of preparing its own consolidated financial statements, the rushed schedule under which Formula receives that information from those subsidiaries and affiliate and then compiles and analyzes its own financial results has significantly adversely impacted Formula’s ability to meet the filing deadline of April 30, 2026 for its annual report on Form 20-F for the year ended December 31, 2025.

Consequently, Formula is unable to file, without unreasonable effort or expense, its annual report by the prescribed due date of April 30, 2026. Formula intends to file its annual report within the prescribed extension period allotted under Rule 12b-25(b), by May 15, 2026.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Asaf Berenstin, Chief Financial Officer	+972-3	538-9487
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FORMULA SYSTEMS (1985) LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2026	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

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